UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 0-21496

                           NOTIFICATION OF LATE FILING

           (Check One):
[X] Form 10-K   [ ]Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR
[ ] Form N-CSR

                     For Period Ended:  December 31, 2002
                                        -----------------

          [ ]   Transition Report on Form 10-K
          [ ]   Transition Report on Form 20-F
          [ ]   Transition Report on Form 11-K
          [ ]   Transition Report on Form 10-Q
          [ ]   Transition Report on Form N-SAR

                     For the Transition Period Ended: ____________________

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________



                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: WESTPOINT STEVENS INC.

Former name if applicable: N.A.

Address of principal executive office (street and number): 507 West Tenth Street

City, state and zip code: West Point, Georgia  31833

                                     PART II
                             RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

           State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

           The Form 10-K for the fiscal year ended December 31, 2002 could not be filed by the registrant within the prescribed time period because of the registrant's negotiations with its lenders regarding a new trade receivables program and an amendment to its Senior Credit Facility. The registrant entered into a new trade receivable program on March 28, 2003. However, the registrant is currently still in negotiations regarding the amendment to its Senior Credit Facility. The outcome of these negotiations will likely have a significant impact on the financial and other information presented in the Form 10-K. Additional time is required because the registrant is finalizing material modifications to certain covenants under its Senior Credit Facility. The registrant anticipates that within 15 calendar days from the prescribed date of filing, it will know whether or not the current negotiations with its lenders will result in the amendment and that it will therefore be in a position to complete and file the Form 10-K.

           The registrant's inability to conclude the negotiations referred to above and file its Form 10-K, were caused by events beyond the registrant's control and could not have been eliminated by the registrant without unreasonable effort or expense.


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
                                     PART IV
                                OTHER INFORMATION


           (1) Name and telephone number of person to contact in regard to this notification


Christopher N. Zodrow                                   (706) 645-4000
---------------------                           ------------------------------
      (Name)                                    (Area Code) (Telephone Number)


           (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X] Yes   [ ] No

           (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [X] Yes   [ ] No


           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           For a comparison of the registrant's financial condition and results of operations for fiscal year 2002 compared to fiscal year 2001, see the registrant's press release, dated February 11, 2003, attached hereto as Exhibit
A. The registrant anticipates that its results of operations and earnings, as set forth in its statements of income in such press release, will remain unchanged.


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
                             WESTPOINT STEVENS INC.
      ---------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   April 1, 2003



                             By:  /s/ Lester D. Sears
                                  ------------------------------------------
                                  Name: Lester D. Sears
                                  Title: Senior Vice President-Finance and
                                          Chief Financial Officer














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